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Exhibit 12.1

WILDHORSE RESOURCE DEVELOPMENT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	For Three Months Ended March 31,	For the Year Ended December 31,
	2018	2017	2016	2015	2014
Income (loss) before income taxes	$(153,867)	$11,056	$(52,651)	$(32,436)	$(14,595)
Add:
Fixed charges	15,363	36,741	8,857	9,107	3,245
Amortization of capitalized interest(2)	1,634	367	218	129	13

Subtotal	$(136,870)	$48,164	$(43,576)	$(23,200)	$(11,337)
Less:
Capitalized interest	(1,043)	(3,092)	(62)	(842)	(197)

Total Earnings	$(137,913)	$45,072	$(43,638)	$(24,042)	$(11,534)
Fixed charges:
Interest expense	12,514	29,016	7,834	6,943	2,680
Capitalized interest	1,043	3,092	62	842	197
Amortized premiums, discounts and capitalized expenses related to indebtedness	793	2,918	479	711	—
Interest portion of rental expense	1,013	1,715	482	611	368

Total fixed charges	$15,363	$36,741	$8,857	$9,107	$3,245

Ratio of earnings to fixed charges(1)	*	1.23x	*	*	*

(1)
Earnings were inadequate to cover fixed charges by $14.8 million for the year ended December 31, 2014 primarily as a result of impairment of proved oil and gas properties; $33.1 million for the year ended December 31, 2015 primarily as a result of an overall loss from operations partially offset by gains on derivative instruments; $52.5 million for the year ended December 31, 2016 primarily as a result of losses on derivative instruments and an overall loss from operations; and $153.3 million for the three months ended March 31, 2018 primarily as a result of impairments related to our North Louisiana properties that were sold on March 29, 2018 and losses on derivative instruments.

(2)
For the three months ended March 31, 2018, includes write-off of the unamortized capitalized interest associated with our North Louisiana properties that were sold on March 29, 2018.

        Our computation of ratio of earnings to fixed charges takes into account our combined financial position and results attributable to our predecessor and previous owners for those dates prior to our initial public offering. For periods after the completion of our initial public offering, our consolidated financial statements include our accounts and those of our subsidiaries.

        For the purpose of computing the ratio of earnings to fixed charges, the term "earnings" is the amount resulting from adding and subtracting the following items (as applicable). Add the following: (i) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (ii) fixed charges; (iii) amortization of capitalized interest; (iv) distributed income of equity investees; and (v) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (i) interest capitalized; (ii) preference security dividend requirements of consolidated subsidiaries; and (iii) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

        The term "fixed charges" means the sum of the following: (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, (iii) an estimate of the interest within rental expense, and (iv) preference security dividend requirements of consolidated subsidiaries.

        "Preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities. The dividend requirement must be computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).

        Our Series A Perpetual Convertible Preferred Stock (the "Preferred Stock") was issued on June 30, 2017. We are allowed, at our option, to pay cash dividends or pay dividends in-kind through an adjustment to the Preferred Stock's liquidation preference. We paid no cash dividends during the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred dividends are the same as the ratios of earnings to fixed charges. Our first cash dividend on the Preferred Stock was paid on April 30, 2018.

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  Exhibit 12.1
WILDHORSE RESOURCE DEVELOPMENT CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)